Amendment to By-Laws

         Article 2.2 of the By-Laws is hereby deleted and the following is substituted in its place:

         Article 2.2. Annual Meeting. The annual meeting of Stockholders of the Company shall be held at such place as the Board of Directors shall select on such date, during the 31-day period ending eight months after the end of the Company's fiscal year, as may be fixed by the Board of Directors each year, at which time the Stockholders shall elect Directors by plurality vote, and transact such other business as may properly come before the meeting. Any business of the Company may be transacted at the annual meeting without being specially designated in the notice except at otherwise provided by statute, by the Articles of Incorporation or by these By-Laws.


April 29, 1994